Filed pursuant to Rule 424(b)(3)
File No. 333-121061
SUPPLEMENT DATED MARCH 28, 2024 TO THE CURRENT
STATUTORY PROSPECTUS FOR:
Invesco Senior Loan Fund
(the “Fund”)
This supplement amends the Statutory Prospectus of the above referenced fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Statutory Prospectus and retain it for future reference.
1. The following information is added under the heading “Prospectus Summary – Principal Investment Strategies of the Fund” in the Prospectus for the Fund:
The Fund may co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions outlined in an Exemptive Order granted to the Fund by the SEC. The Fund may co-invest with its affiliates in Senior Loans, including Senior Loans directly originated by the Fund or its affiliates and may also engage in direct origination of Senior Loans with its affiliates, all in accordance with the terms and conditions of the Exemptive Order and related compliance policies.
2. The following information is added under the heading “Prospectus Summary – Principal Risks” in the Prospectus for the Fund:
Conflicts of Interest Risk Related to Co-Investing. The Adviser and certain of its affiliates may experience conflicts of interest in connection with co-investment transactions.
3. The following information is added under the heading “Investment Objective and Principal Investment Strategies of the Fund – Principal Investment Strategies of the Fund” in the Prospectus for the Fund:
The Fund may co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions outlined in an Exemptive Order granted to the Fund by the SEC. The Fund may co-invest with its affiliates in Senior Loans, including Senior Loans directly originated by the Fund or its affiliates and may also engage in direct origination of Senior Loans with its affiliates, all in accordance with the terms and conditions of the Exemptive Order and related compliance policies.
The Fund may invest a portion of its assets indirectly through one or more wholly-owned subsidiaries organized as a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes (each, a “Blocker Subsidiary,” and together, the “Blocker Subsidiaries”). The Fund may employ a Blocker Subsidiary if it believes it is desirable to do so to comply with the requirements for qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended, such as in connection with equity interests in operating partnerships that may be received as a result of loan restructurings.
4. The following information is added under the heading “Principal Risks of Investing in the Fund” in the Prospectus for the Fund:
Conflicts of Interest Risk Related to Co-Investing. The Adviser and certain of its affiliates may experience conflicts of interest in connection with co-investment transactions. The Exemptive Order imposes various conditions on the Fund and the Adviser intended to ensure that any co-investment transactions are done in a fair and equitable manner. However, conflicts may nonetheless arise, including, but not limited to, the following:
The Adviser may be incentivized to pursue a co-investment transaction for reputational or other reasons that are not directly advantageous to the Fund. For example, the Adviser may receive a higher advisory fee from an affiliated fund that would be a participant in a co-investment transaction with the Fund, in which case the Adviser might be incentivized to recommend that the Fund participate in riskier co-investment transactions than would be the case if the Fund was the only participant.
By reason of the various activities of the Adviser and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Subsidiary Risk. By investing through one or more Subsidiaries, if any, the Fund is exposed to the risks associated with the Subsidiaries’ investments (which risks are generally the same as the investment risks described in this prospectus applicable to the Fund). Subsidiaries will not be registered as investment companies under the 1940 Act and will not be subject to all of the investor
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protections of the 1940 Act. However, the Fund will comply with the applicable requirements of the 1940 Act on a consolidated basis with its Subsidiaries (if any) and each such Subsidiary will be subject to the same investment restrictions and limitations, and will adhere to the same compliance policies and procedures, as the Fund. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized, including any changes in the interpretations of, or treatment with respect to, applicable federal tax-related matters impacting the Fund and its status as a regulated investment company, could result in the inability of the Fund and/or the Subsidiary to operate as described herein and could adversely affect the Fund.
For domestic subsidiaries, investments through a wholly-owned domestic entity that is taxable as a corporation for U.S. federal income tax purposes may incur entity-level income taxes on their earnings, which ultimately may reduce the return to shareholders.
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